Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use in the Annual Report on Form 40-F and to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333- 222085) of Trillium Therapeutics Inc., of our report dated March 8, 2018, with respect to the consolidated financial statements of Trillium Therapeutics Inc. as at and for the years ended December 31, 2017 and 2016.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 8, 2018	Licensed Public Accountants